

WO KEE HONG (HOLDINGS) LIMITED

10/F, BLOCK A, WO KEE HONG BLDG., 585-609 CASTLE PEAK ROAD, KWAI CHUNG, N.T., HONG KONG
TELEPHONE: (852) 2869 1190 FACSIMILE: (852) 2521 7198 E-mail: cosec@wokeehong.com.hk

3 September 2004


04036730

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C.20549
United States of America

BY COURIER

Attn. : Mr. Frank Zarb, Esq.

Dear Sirs,

Re: Wo Kee Hong (Holdings) Limited
Rule 12g3-2(b) Exemption
File No.82-3990

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Wo Kee Hong (Holdings) Limited (the "Company"), enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on 23rd February 1995.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2514 4880 in Hong Kong if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date-stamping the enclosed receipt copy of this letter and please return it to Mr Daniel L.Goelzer, Baker & McKenzie, 815 Connecticut Avenue, N.W., Washington D.C.20006-4078, U.S.A.

Thank you for your attention.

Yours faithfully,

For and on behalf of
Wo Kee Hong (Holdings) Limited

Phyllis Ng
Company Secretary

Encl.

Attachment to Annex A

File No. 82-3990

Item no. 4

* **Change of Auditors**
  - Press Announcements published in The Standard (English Version) and Hong Kong Economic Times (Chinese Version) on 22 July 2004
* **Appointment of Independent Non-executive Director**
  - Form D2 dated 2 September 2004
  - Letter to The Stock Exchange of Hong Kong Limited dated 2 September 2004
  - Press Announcements published in The Standard (English Version) and Hong Kong Economic Times (Chinese Version) on 2 September 2004

Item no. 21 - Individual Substantial Shareholder Notice (Form 1) dated 24 July 2004 (SYH)

Item no. 26 - Director's/Chief Executive's Notice (Form 3A) dated 24 July 2004 (RL)

Item no. 27 - Board Minutes dated 23 July 2004

File No. 82-3990

Annex A to Letter to the SEC dated
3 September , 2004 of
Wo Kee Hong (Holdings) Limited

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on February 23, 1995:

DESCRIPTION OF DOCUMENT	CHECK IF ENCLOSED
1. Title: Memorandum and Articles of Association Date: Upon incorporation Entity requiring item: Hong Kong Companies Registry ("the Companies Registry") under the Companies Ordinance of Hong Kong (the "Companies Ordinance").	N/A
2. Title: Annual Report Date: Within six months of the end of the fiscal year and not less than 21 days before Annual General Meeting Entity requiring item: The Stock Exchange of Hong Kong Limited ("HKSE") pursuant to Exchange Listing Agreement.	N/A
3. Title: Half Yearly Report and Preliminary Announcement Date: Within four months of the end of half year period Entity requiring item: HKSE pursuant to Exchange Listing Agreement.	N/A

4. Title: Notification of Changes in Officers (Directors, Secretaries and Auditors)

   Date: Immediately upon change

   Entity requiring item:

   (a) Companies Registry pursuant to the Companies Ordinance; and

   (b) HKSE pursuant to Exchange Listing Agreement. See attached

5. Title: Notification of Changes in Registered Office or Principal Place of Business

   Date: Immediately upon change

   Entity requiring item:

   (a) Companies Registry pursuant to the Companies Ordinance; and

   (b) HKSE pursuant to Exchange Listing Agreement. N/A

6. Title: Notification of Changes in Rights attaching to Securities

   Date: Immediately upon change

   Entity requiring item:

   (a) Companies Registry pursuant to the Companies Ordinance; and

   (b) HKSE pursuant to Exchange Listing Agreement. N/A

7. Title: Notification of Material Events to Keep Market Fully Informed

   Date: As soon as reasonably practicable (as a practical measure, immediately)

   Entity requiring item:

   HKSE pursuant to Exchange Listing Agreement. N/A

8. Title: Notification of "Notifiable Transactions"

   Date: As soon as possible after terms of transaction have been agreed (as a practical measure, immediately)

   Entity requiring item:

   HKSE pursuant to Exchange Listing Agreement. N/A

9. Title: Notification of Meetings of Board of Directors at which:

   (i) a dividend is declared; or
   (ii) a recommendation to do so is made; or
   (iii) any announcement relating to profits or losses is to be approved for publication

   Date: At least three business days prior to meeting

   Entity requiring item:

   HKSE pursuant to Exchange Listing Agreement. N/A

10. Title: Notification of Reasons for Allotment of Shares

   Date: Not later than morning of next business day after allotment letters or documents of title are dispatched

   Entity requiring item:

   HKSE pursuant to Exchange Listing Agreement. N/A

11. Title: Notification of Repurchases of Company's Shares

Date: As soon as possible (but no later than 9:30 a.m. on business day following repurchase)

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. N/A

12. Title: All Circulars Sent to Shareholders

Date: Simultaneously with dispatch to Shareholders

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. N/A

13. Title: Notification of Winding Up Proceedings (or Similar Actions)

Date: Immediately matter becomes known

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. N/A

14. Title: Notification of Annual General Meetings

Date: Within 14 or 21 days of meeting

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. N/A

15. Title: Notification of When Shares Held by Public Fall Below Prescribed Percentage (25%)

    Date: Immediately Company becomes aware

    Entity requiring item:

    HKSE pursuant to Exchange Listing Agreement. N/A

16. Title: Filing of Annual Return

    Date: 42 days after annual general meeting

    Entity requiring item:

    Companies Registry pursuant to the Companies Ordinance. N/A

17. Title: Prospectus

    Date: As required

    Entity requiring item:

    (a) Companies Registry pursuant to the Companies Ordinance; and

    (b) HKSE pursuant to Exchange Listing Agreement. N/A

18. Title: Notification of All Special Resolutions Passed (i.e., resolutions of members requiring approval of 75% of votes cast at a general meeting)

    Date: Within 14 days of meeting

    Entity requiring item:

    Companies Registry pursuant to the Companies Ordinance. N/A

19. Title: Notification of Board Approvals for:

(i) decision to make or recommend declaration of distribution to security holders;

(ii) decision not to make or recommend declaration of distribution to security holders which would otherwise have been expected;

(iii) preliminary announcements of profits or losses;

(iv) proposed changes to capital structure, including redemption of securities; and

(v) changes to general character of nature of business

Date: Immediately after meeting; however, must be during non-trading hours

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. N/A

20. Title: Notification of Issue of Securities under Authority of General Mandate (i.e., Placements)

Date: Next business day

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. N/A

21. Title: Individual substantial shareholder notices

Date: Three calendar days after reportable change in ownership

Entity requiring item:

HKSE pursuant to the Securities and Futures Ordinance. See attached

22. Title: Corporate substantial shareholder notices

Date: Three calendar days after reportable change in ownership

Entity requiring item:

HKSE pursuant to the Securities and Futures Ordinance. N/A

23. Title: Return of Allotment

Date: Eight weeks after allotment

Entity requiring item:

Companies Registry pursuant to the Companies Ordinance. N/A

24. Title: Notice of Dissolution

Date: Minimum of one month prior to publication in Hong Kong Gazette

Entity requiring item:

Companies Registry pursuant to the Companies Ordinance. N/A

25. Title: Notification of all changes regarding the Memorandum and Articles of Association, the Company name, person authorized to accept service, or charges over Hong Kong properties.

Date: Immediately upon change

Entity requiring item:

Companies Registry pursuant to the Companies Ordinance. N/A

26. Other:

Title: Director's / Chief Executive's Notices

Date: Three calendar days after reportable change in ownership

Entity requiring item:

HKSE pursuant to the Securities and Futures Ordinance. See attached

27. Other:

Title: Expiry of Share Options See attached

#82-3990

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



WO KEE HONG (HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)

(Stock code: 720)

CHANGE OF AUDITORS

> The Board announces that on 19 July 2004 the Company received a letter of resignation from Deloitte tendering their resignation as auditors of the Company and its subsidiaries with effect from 19 July 2004 and on 20 July 2004 NW have been appointed as auditors of the Company and its subsidiaries to fill the casual vacancy following the resignation of Deloitte.

The Board announces that on 19 July 2004 the Company received a letter of resignation from Deloitte tendering their resignation as auditors of the Company and its subsidiaries with effect from 19 July 2004. The reason for change of auditors is to substantially reduce the audit fees which is in line with the Company's policy to control and reduce the Company's expenses.

Deloitte indicated in the said letter of resignation that there are no circumstances connected with their resignation which they consider should be brought to the attention of members or creditors of the Company or its subsidiaries. On 21 July 2004, Deloitte also issued a professional clearance letter to NW *confirming that they are not aware of any professional* reason or circumstance why NW should not accept appointment as auditors of the Company. Deloitte have not started the audit work for the year ending 31 December 2004.

The Board further announces that on 20 July 2004 NW have been appointed as auditors of the Company and its subsidiaries to fill the casual vacancy following the resignation of Deloitte to hold office until the conclusion of the forthcoming annual general meeting of the Company.

In this announcement, unless the context otherwise requires, the following terms shall have the following meaning:–

"Board"	board of directors of the Company;
"Company"	Wo Kee Hong (Holdings) Limited;
"Deloitte"	Deloitte Touche Tohmatsu;
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China; and
"NW"	RSM Nelson Wheeler.

As at the date of this announcement, the Board comprises of Mr. Wing Sum LEE, Mr. Richard Man Fai LEE, Mr. Sammy Chi Chung SUEN, Mr. Jeff Man Bun LEE, Mr. Tik Tung WONG all of whom are Executive Directors, Ms. Kam Har YUE, who is an Non-executive Director, Mr. Boon Seng TAN and Mr. Raymond Cho Min LEE, both of whom are Independent Non-executive Directors.

By order of the Board
WO KEE HONG (HOLDINGS) LIMITED
Richard Man Fai LEE
Executive Chairman & CEO

Hong Kong, 21 July 2004

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。



WO KEE HONG (HOLDINGS) LIMITED
和記行(集團)有限公司*

(於百慕達註冊成立之有限公司)

(股份編號：720)

更改核數師

> 董事會公佈，本公司於二零零四年七月十九日收到德勤辭任本公司及其附屬公司核數師之辭任函件，辭任由二零零四年七月十九日起生效；而羅申美於二零零四年七月二十日獲委任為本公司及其附屬公司之核數師，以於德勤辭任後填補該臨時空缺。

董事會公佈，本公司於二零零四年七月十九日收到德勤辭任本公司及其附屬公司核數師之辭任函件，辭任由二零零四年七月十九日起生效。更換核數師乃由於要大幅減省核數費用，以配合本公司控制及減低公司開支之政策所致。

德勤於上述辭任函件中表示，其認為並無任何與其辭任有關之情況須知會本公司或其附屬公司之股東或債權人。於二零零四年七月二十一日，德勤亦向羅申美發出專業說明函件確認，其確認沒有任何專業因素或情況以致羅申美不應接受委任為本公司核數師。德勤並未展開截至二零零四年十二月三十一日止年度之核數工作。

董事會公佈，羅申美於二零零四年七月二十日獲委任為本公司及其附屬公司之核數師，以於德勤辭任後填補該臨時空缺，直至本公司下屆股東週年大會結束為止。

於本公佈日期，除文義另有所指外，下列詞彙具有以下涵義：

「董事會」	指	本公司董事會；
「本公司」	指	和記行(集團)有限公司；
「德勤」	指	德勤•關黃陳方會計師行；
「香港」	指	中華人民共和國香港特別行政區；
「羅申美」	指	羅申美會計師行。

於本公佈日期，董事會成員包括執行董事李永森先生、李文輝先生、孫志沖先生、李文彬先生及汪滌東先生；及非執行董事余金霞女士；以及獨立非執行董事陳文生先生及李卓民先生。

承董事會命
和記行(集團)有限公司
執行主席兼行政總裁
李文輝

香港，二零零四年七月二十一日

* 僅供識別



Companies Registry
公司註冊處

Form 表格 D2

#82-3990

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號

F5056

1 Company Name 公司名稱

Wo Kee Hong (Holdings) Limited

2 Type of Change 更改事項

* ☐ Resignation or cessation 辭職或停職
☑ New appointment 新委任
☐ Change of particulars 更改資料

3 Details of Change 更改詳情

(Note 註 2) A. Resignation or cessation 辭職或停職
(Use Continuation Sheet A if more than 1 resignation or cessation 如超過一個辭職或停職，請用續頁A 填寫)

* ☐ Secretary 秘書 ☐ Director 董事 ☐ Alternate Director 替代董事

Name 姓名

Surname 姓氏 Other names 名字

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼 Company Number 公司編號

b Overseas Passport 海外護照

Number 號碼 Issuing Country 簽發國家

Date of Resignation or Cessation 辭職或停職日期

DD 日 MM 月 YYYY 年

Date 日期 Alternate To 替代

* *Please tick the relevant box(es) 請在有關格內加 ✓ 號*

Presentor's Name and Address
提交人的姓名及地址

Wo Kee Hong Group
10/F., Block A, Wo Kee Hong Building
585-609 Castle Peak Road
Kwai Chung, New Territories, Hong Kong

Attn. : The Company Secretary

For Official Use
請勿填寫本欄

Your Receipt
Companies Registry
H.K.

02/09/2004 FF717216
CR No. : F-005056-
Sh. Form : D2F
13 $20.00

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號: **F5056**

3 Details of Change 更改詳情 (cont'd 續上頁)

(Notes 註 3 & 4)

B. Appointment／Change of particulars 委任／更改資料
(Use Continuation Sheet B if more than 1 director／secretary is involved 如涉及超過一位董事／秘書，請用續頁B 填寫)

Brief Description 簡略描述	Effective Date(s) 生效日期 (DD 日 | MM 月 | YYYY 年)
Appointment of Director	1 September 2004

Existing Name 現用姓名: N/A

Name／New Name 姓名／新姓名:

Surname 姓氏	Other names 名字
CHAN (陳)	Kenji, Tak Hing (德興)

Previous Names 前用姓名: N/A; N/A

Address 地址: Flat A, 35/F, Block 11, Phase 2, Metro City, 8 Yan King Road, Tseung Kwan O, N.T.

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
H455440(1)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

This Notification includes 0 Continuation Sheet A and 0 Continuation Sheet B.
本通知書包括 ______ 張續頁 A 及 ______ 張續頁 B。

Signed 簽名 :



(Name 姓名): (Phyllis Sum Yu NG) Date 日期 : 2 September 2004

~~Director~~／Secretary／~~Manager／Authorized Representative~~ *
董事／秘書／經理／授權代表 *

* *Delete whichever does not apply 請刪去不適用者*

#82-3990



WO KEE HONG (HOLDINGS) LIMITED

10/F, BLOCK A, WO KEE HONG BLDG., 585-609 CASTLE PEAK ROAD, KWAI CHUNG, N.T., HONG KONG.
TELEPHONE: (852) 2869 1190 FACSIMILE: (852) 2521 7198 E-mail: cosec@wokeehong.com.hk

2 September 2004

The Stock Exchange of Hong Kong Limited
11/F., One International Finance Centre
1 Harbour View Street
Central
Hong Kong

BY HAND

Attn: Mr. Vincent Lee / Mr. Terence Tam / Ms. Evelyn Fan
Listing Division

Dear Sirs,

Re: Wo Kee Hong (Holdings) Limited (the "Company")
Appointment of Independent Non-executive Director

Further to the announcement dated 1 September 2004 regarding the appointment of Mr. Kenji Tak Hing CHAN as Independent Non-executive Director of the Company with effect from 1 September 2004, we enclose herewith the following duly signed documents for your attention:-

1. the Declaration and Undertaking with regards to Directors (Form B); and
2. the confirmation letter of independence.

Should you have any queries, please contact Ms. Phyllis Ng on 2514-4880.

Yours faithfully,
For and on behalf of
Wo Kee Hong (Holdings) Limited



Phyllis NG
Company Secretary

Encl.

PN/kl

The Standard Thursday, September 2, 2004



WO KEE HONG (HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)

(Stock code: 720)

APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR

The Board of Directors (the "Board") of Wo Kee Hong (Holdings) Limited (the "Company") is pleased to announce that Mr. Kenji Tak Hing CHAN has been appointed as Independent Non-executive Director of the Company and a member of the audit committee of the Company with effect from 1 September 2004.

Mr. CHAN, aged 33, graduated from Lingnan University with a Bachelor's degree in Business Administration. Mr. Chan also holds a degree in Master of Science in China Business Studies from The Hong Kong Polytechnic University. He is an associate member of the Association of Chartered Certified Accountants in the United Kingdom and the Hong Kong Society of Accountants. Mr. CHAN is currently the Financial Controller of China Conservational Power Holdings Limited, a company listed on the Main Board of The Stock Exchange of Hong Kong Limited.

Mr. CHAN does not hold any position with the Company and other members of the Company immediately before the date of his appointment, nor has any directorship in other listed public companies in the last three years. Mr. CHAN is not connected with any director, senior management, substantial shareholders or controlling shareholders of the Company. He does not have any interest in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. Mr. CHAN is not aware of any matters that need to be brought to the attention of the shareholders of the Company.

There is no service contract between the Company and Mr. CHAN. Mr. CHAN has no fixed term of service with the Company but is subject to retirement by rotation and re-election pursuant to the new bye-laws of the Company. He is entitled to an annual director's fee of HK$80,000 and is not entitled to any director bonus. The fee of independent non-executive directors of the Company is determined by the Board with reference to remuneration benchmark in the prevailing market rate.

The Board takes this opportunity to welcome Mr. CHAN to join the Board.

As at the date of this announcement, the Board comprises of Mr. Wing Sum LEE, Mr. Richard Man Fai LEE, Mr. Sammy Chi Chung SUEN, Mr. Jeff Man Bun LEE, Mr. Tik Tung WONG all of whom are Executive Directors, Ms. Kam Har YUE, who is an Non-executive Director, Mr. Boon Seng TAN, Mr. Raymond Cho Min LEE and Mr. Kenji Tak Hing CHAN, all of whom are Independent Non-executive Directors.

By order of the Board
WO KEE HONG (HOLDINGS) LIMITED
Richard Man Fai LEE
Executive Chairman and Chief Executive Officer

Hong Kong, 1 September 2004

香港經濟日報 2004年9月2日 星期四



WO KEE HONG (HOLDINGS) LIMITED
和記行（集團）有限公司*

(於百慕達註冊成立之有限公司)

(股份編號：720)

獨立非執行董事之委任

和記行（集團）有限公司（「本公司」）董事會（「董事會」）欣然宣佈，陳德興先生獲委任為本公司獨立非執行董事及本公司審核委員會成員，由二零零四年九月一日起生效。

陳德興先生，33歲，於嶺南大學畢業，獲工商管理學士學位，彼亦持有香港理工大學中國商業學碩士學位，亦為英國特許公認會計師公會會員及香港會計師公會會員。陳先生現於中國環保電力控股有限公司（一所在香港聯合交易所有限公司上市之公司）任職財務總監。

在此委任日期以前，陳先生於本公司及本公司集團其他成員並沒有擔當任何職位，亦於過去三年沒有擔任其他上市公眾公司董事職務。陳先生與本公司任何董事、高級管理人員、主要股東或控股股東概無關係。彼並無持有證券及期貨條例XV部所定義之任何本公司股份權益。陳先生並不知悉任何有關事宜，務須本公司之股東垂注。

陳先生與本公司並無訂立任何服務合約或訂下固定服務年期，但須依據本公司之新公司章程附則輪值告退，並可再選連任。彼將收取之董事酬金為每年港幣80,000元，並不獲發任何董事花紅，本公司獨立非執行董事之酬金乃參照當時市場普遍獨立非執行董事酬金之幅度釐定。

董事會藉此機會歡迎陳先生加入董事會。

於本公佈日期，董事會成員包括執行董事李永森先生、李文輝先生、孫志沖先生、李文彬先生及汪滌東先生；及非執行董事余金霞女士；以及獨立非執行董事陳文生先生、李卓民先生及陳德興先生。

承董事會命
和記行（集團）有限公司
執行主席兼行政總裁
李文輝

香港，二零零四年九月一日

* *僅供識別*

#82-3990

RECEIVED
2004 SEP -8 A 11:50
OFFICE OF INTERNATIONAL CORPORATE FINANCE

INDIVIDUAL SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

ividual giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of his interest or his short position in such shares; and

(iii) Ceasing to have an interest in 5% of such shares (complete Boxes 1 to 16 and 24 only)

This Form must be completed in accordance with the directions and instructions in the Notices to Form 1.

ted corporations		
(Holdings) Limited		
.e	720	**4. Number of issued shares in class**
ihares	Ordinary	2,216,154,331

substantial shareholder (English) as printed on HKID/Passport		**8. Name of substantial shareholder (Chinese)**
(Surname)	Siew Yit (Other names)	
ssport No.	**Country of issue of Passport**	**9. Chinese Character Code**
of substantial shareholder		**10. Daytime tel. No.**
u Fai Terrace, Stubbs Road, Hong Kong.		25144880
		11. e-mail address

relevant event

	07	2004
	(month)	(year)

13. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

#82-3990

. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
ng position#	117@	204		1,573,156					
ort position									

nterest in share options

share options lapsed

. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
ng position	1,313,557,168	59.27
ort position		
nding pool		

nterest in shares: 1,211,638,826 (54.67%)

nterest in share options: 101,918,342 (4.60%)

16. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position*#	1,311,984,012	59.20
Short position		
Lending pool		

* Interest in shares: 1,211,638,826 (54.67%)

interest in share options: 100,345,186 (4.53%)

. Capacity in which interests disclosed in Box 16 are held

de describing capacity ee Table 2)	Number of shares	
	Long position	Short position
201#	1,101,206	
204#	99,243,980	
201*	6,738,732	
204*	33,564,388	
210*	1,171,335,706	

nterest in share options

terest in shares

18. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
	(please see the continuation sheet)	

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position
LEE Man Fai	2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.	99,243,980#	
LEE Man Fai	2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.	33,564,388*	

Interest in share options

* Interest in shares

20. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholde	Address	Number of shares	
		Long position	Short position

22. Further information from a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

23. Further information from a party to an agreement under Section 317 *(Please see Notes for further information required)*

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 1

24	07	2004
(day)	(month)	(year)



25. Number of continuation sheets 1

26. Number of attachments

Continuation Sheet

18. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
403	10,540,150	^^
403	5,506,048	^^
403	6,292,629	^^
403	55,060,504	^^
403	786,575	
403	22,159,280	^^

Notes:-

^^ Share options granted to my spouse are included

:M 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

or use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

Name of listed corporation		
o Kee Hong (Holdings) Limited		
Stock code	720	4. Number of issued shares in class
. Class of shares	Ordinary	2,216,154,331

;. Name of Director (English) as printed on HKID/Passport		8. Name of Director (Chinese)
.EE (Surname)	Man Fai (Other names)	李文輝
;. HKID/Passport No.	Country of issue of Passport	9. Chinese Character Code
D197329(1)		262124296540
'. Address of Director		10. Daytime tel. No.
2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.		25144880
		11. e-mail address

12. Date of relevant event

24	07	2004
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

#82-3990

RL-04-24.7.04A-2

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position#	136@	201		1,573,156					
Short position									

interest in share options

@ share options lapsed

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,313,557,168	59.27
Short position		

* interest in shares: 1,211,638,826 (54.67%)

interest in share options: 101,918,342 (4.60%)

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position*#	1,311,984,012	59.20
Short position		

* interest in shares: 1,211,638,826 (54.67%)

interest in share options: 100,345,186 (4.53%)

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	409	24/07/1998	23/07/2004		HK$0.1749		lapsed

Short position(s)							

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

24	07	2004
(day)	(month)	(year)

25. Number of continuation sheets

26. Number of attachments

Form 3A.

#82-3990

Wo Kee Hong (Holdings) Limited

(Incorporated in Bermuda with limited liability)

Minutes of an Executive Board Meeting of the Company held at 10/F., Block B, Wo Kee Hong Building, 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong on 23 July 2004

Present: Mr. Richard Man Fai LEE

Mr. Sammy Chi Chung SUEN



Mr. Jeff Man Bun LEE



1. Chairman

Mr. Richard Man Fai LEE took the chair of the Meeting.

2. Quorum

The necessary quorum for the Meeting was present.

3. Expiry of Share Options

It was noted that Pursuant to the Clause 7(a) of the 1991 Share Option Scheme adopted by the Company on 22 June 1991, the Options should lapse automatically on the expiry of the Option Period.

It was reported and confirmed that the Options listed on the Appendix lapsed as at 23 July 2004.

4. Termination

There being no further business, the Chairman declared the Meeting closed.



Chairman

Appendix

Share Options should be lapsed due to the expiry of the option period

Name of the employee	Expiry date of the option period	No. of options lapsed 1991 Share Option Scheme
LEE Man Fai Richard	23-Jul-04	1,573,156
Total no. of share options lapsed		1,573,156

